                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     TELE-COMMUNICATIONS INTERNATIONAL, INC.
                                (Name of Issuer)

                Series A Common Stock, $1.00 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    87924H102
                                    ---------
                                 (CUSIP Number)

      Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                            Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111 (303-267-5500)
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                           Exhibit Index is on Page: 9

Common Stock CUSIP No. 87924H102

---------------------------------------------------------------------------------------------------
         (1)      Names of Reporting Persons I.R.S. Identification Nos. of Above
                  Persons (entities only)

                  TELE-COMMUNICATIONS, INC.
---------------------------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                            (a)      [  ]
                                                                            (b)      [  ]
---------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
---------------------------------------------------------------------------------------------------
         (4)      Source of Funds
                  OO/WC
---------------------------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)     [  ]
---------------------------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization
                  Delaware
---------------------------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power         0 Shares of Series A Common Stock*
Shares Bene-
  ficially        (8)      Shared Voting Power       0 Shares of Series A Common Stock
 Owned by
Each Report-      (9)      Sole Dispositive Power    0 Shares of Series A Common Stock*
ing Person
   With           (10)     Shared Dispositive Power  0 Shares of Series A Common Stock
---------------------------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           0 Shares of Series A Common Stock*
---------------------------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares            [  ]
---------------------------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)*
---------------------------------------------------------------------------------------------------
         (14)     Type of Reporting Person

                           HC, CO

---------------------

*Pursuant to the Merger, as described in Item 4 of this Statement, all shares of Tele-Communications International, Inc. Series A Common Stock and Series B Common Stock beneficially owned by Tele-Communications, Inc. were canceled and retired and ceased to exist as of the Effective Time of the Merger. The outstanding shares of undesignated common stock of Liberty Group Acquisition Co., 100% owned by Tele-Communications, Inc., were converted on a one-for-one basis in the Merger into shares of undesignated common stock of Tele-Communications International, Inc., as the surviving corporation. (See Item 4.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                                  Statement of

                            TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                     TELE-COMMUNICATIONS INTERNATIONAL, INC.
                          (Commission File No. 0-26264)


ITEM 1.           Security and Issuer

                  Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Amendment No. 2 to Statement on Schedule 13D (this "Statement") with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Common Stock"), of Tele-Communications International, Inc., a Delaware corporation ("TINTA" or the "Issuer"). The Issuer's principal executive offices are located at 5619 DTC Parkway, Englewood, Colorado, 80111.


ITEM 2.           Identity and Background

                  The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado, 80111.

                  TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

                  Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

                  To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the
Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           Source and Amount of Funds or Other Consideration

                  See Item 4 below.


ITEM 4.           Purpose of Transaction

                  On November 19, 1998, TCI, through its wholly-owned subsidiary Liberty Group Acquisition Co. ("Merger Sub"), acquired all of the outstanding shares of Series A Common Stock not beneficially owned by TCI pursuant to a merger (the "Merger") of Merger Sub into TINTA, with TINTA surviving. In connection with the Merger, TINTA's stockholders (with the exception of TCI and its subsidiaries) received 0.58 of a share of TCI Series A Liberty Media Group Common Stock, $1.00 par value in exchange for each share of TINTA Series A Common Stock. The shares of TINTA Series A Common Stock and Series B Common Stock beneficially owned by TCI, as well as that held in treasury by TINTA and its subsidiaries, were canceled and retired in the Merger. The 1000 outstanding shares of undesignated common stock of Merger Sub, owned 100% by TCI, were converted on a one-for-one basis into shares of TINTA pursuant to the Merger. Such shares currently constitute 100% of the outstanding stock of TINTA, as the surviving corporation.

                  Upon filing of the Certificate of Merger with the Delaware Secretary of State on November 19, 1998 (the "Effective Time"), TINTA instructed The Nasdaq Stock Exchange, Inc. ("Nasdaq") to halt trading of the Series A Common Stock and to de-list such shares from the Nasdaq Stock Market.



ITEM 5.           Interest in Securities of the Issuer

                  The Series A Common Stock outstanding and beneficially owned by TCI prior to the Merger was canceled and retired and ceased to exist as of the Effective Time of the Merger. The 1000 outstanding shares of Liberty Group Acquisition Co., 100% owned by TCI, were converted in the Merger into 1000 shares of undesignated TINTA common stock, and represent 100% of the outstanding capital stock of TINTA subsequent to the Merger.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

ITEM 7.           Material to be Filed as Exhibits

                  (a) Agreement and Plan of Merger, dated as of August 24, 1998, among Tele-Communications, Inc., Liberty Group Acquisition Co., and Tele-Communications International, Inc.





                          [Signature on following page]

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 22, 1998                            TELE-COMMUNICATIONS, INC.



                                             /s/ Stephen M. Brett
                                             ----------------------------------
                                             Stephen M. Brett
                                             Executive Vice President and
                                             Secretary

                                   SCHEDULE 1

              Directors, Executive Officers and Controlling Persons
                                       of
                        Tele-Communications, Inc. ("TCI")

                                       DIRECTORS

Name              Principal Occupation &                                Principal Business or Organization in Which
----              Business Address                                      such Employment Is Conducted
                  ----------------------                                -------------------------------------------
Donne F. Fisher   Consultant & Director of TCI; Business                Cable television & telecommunications
                  Executive                                             & programming services
                  5619 DTC Parkway
                  Englewood, CO 80111

John W. Gallivan  Director of TCI; Director of                          Newspaper publishing
                  Kearns-Tribune Corporation
                  400 Tribune Building
                  Salt Lake City, UT 84111

Paul A. Gould     Director of TCI; an Executive Vice President          Investment banking services
                  & a Managing Director of
                  Allen & Company Incorporated
                  711 5th Avenue
                  New York, New York 10022

Leo J. Hindery,   President, Chief Operating Officer & Director of TCI  Cable television & telecommunications
Jr.               5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

Jerome H. Kern    Vice Chairman of the Board & a Director of TCI;       Business Consulting; Law
                  Consultant; Special Counsel
                  to Baker & Botts, L.L.P.
                  5619 DTC Parkway
                  Englewood, CO 80111

Kim Magness       Director of TCI; Business Executive                   Management of various business enterprises
                  4000 E. Belleview
                  Englewood, CO 80111

John C. Malone    Chairman of the Board, Chief Executive Officer &      Cable television & telecommunications
                  Director of TCI                                       & programming services
                  5619 DTC Parkway
                  Englewood, CO 80111

Robert A. Naify   Director of TCI; President & Chief Executive          Provider of services to the motion picture
                  Officer of Todd-AO Corporation                        industry
                  172 Golden Gate Avenue
                  San Francisco, CA 94102

Name              Principal Occupation &                                Principal Business or Organization in Which
----              Business Address                                      such Employment Is Conducted
                  ----------------------                                -------------------------------------------
J. C. Sparkman    Consultant & Director of TCI                          Cable television & telecommunications
                  5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111


                                   EXECUTIVE OFFICERS

Robert R.         Executive Vice President of TCI                       Cable television & telecommunications
Bennett           5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

Stephen M. Brett  Executive Vice President, Secretary                   Cable television & telecommunications
                  & General Counsel of TCI                              & programming services
                  5619 DTC Parkway
                  Englewood, CO 80111

William R.        Executive Vice President & Chief                      Cable television & telecommunications
Fitzgerald        Operating Officer of TCI Communications, Inc.         & programming services
                  5619 DTC Parkway
                  Englewood, CO 80111

Gary S. Howard    Executive Vice President of TCI                       Cable television & telecommunications
                  5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

Marvin L. Jones   Executive Vice President of TCI                       Cable television & telecommunications
                  5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

Ann M. Koets      Executive Vice President of                           Cable television & telecommunications &
                  TCI Communications, Inc.                              programming services
                  5619 DTC Parkway
                  Englewood, CO  80111

Larry E. Romrell  Executive Vice President of TCI                       Cable television & telecommunications
                  5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

Bernard W.        Senior Vice President & Treasurer of TCI              Cable television & telecommunications
Schotters, II     5619 DTC Parkway                                      & programming services
                  Englewood, CO 80111

                                  EXHIBIT INDEX

----------------------------------------------------------------------------------------------------------------------
EXHIBIT NUMBER                                                  EXHIBIT                                     PAGE
----------------------------------------------------------------------------------------------------------------------
7(a)              Agreement and Plan of Merger, dated as of August 24, 1998, among Tele-Communications,      10
                  Inc., Liberty Group Acquisition Co., and Tele-Communications International, Inc.